MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2025

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. June 30, 2025 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at July 31, 2025 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three and six months ended June 30, 2025, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q2 2025” and “Q2 2024” are to the three months ended June 30, 2025 and June 30, 2024, respectively, and all references to “YTD 2025” and “YTD 2024” are to the six months ended June 30, 2025 and June 30, 2024, respectively. This MD&A should be read in conjunction with the Company’s December 31, 2024 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future, events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of July 31, 2025, unless otherwise stated.

BUSINESS OVERVIEW

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), which is the 100% owner of the Company's Caraíba Operations located in the Curaçá Valley, Bahia State, Brazil and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold"), which owns the Xavantina Operations, comprised of an operating gold mine located in Mato Grosso State, Brazil.
Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Operation, can be found on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. June 30, 2025 MD&A | Page 1

HIGHLIGHTS

Operating Highlights

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Copper (Caraíba Operations)
Ore Processed (tonnes)	791,946	692,901	957,692	1,484,847	1,811,063
Grade (% Cu)	1.27	1.18	1.03	1.23	1.05
Cu Production (tonnes)	9,162	7,357	8,867	16,519	16,958
Cu Production (lbs)	20,198,967	16,219,125	19,548,441	36,418,092	37,385,971
Cu Sold in Concentrate (tonnes)	9,387	6,949	8,706	16,336	18,167
Cu Sold in Concentrate (lbs)	20,696,749	15,318,111	19,192,315	36,014,860	40,050,907
Cu C1 Cash Cost(1)(2)	$2.07	$2.22	$2.16	$2.13	$2.23

Copper (Tucumã Operation)
Ore Processed (tonnes)	418,699	294,314	—	713,013	—
Grade (% Cu)	1.74	2.18	—	1.92	—
Cu Production (tonnes)	6,351	5,067	—	11,418	—
Cu Production (lbs)	14,002,338	11,170,823	—	25,173,161	—
Cu Sold in Concentrate (tonnes)	5,968	5,168	—	11,136	—
Cu Sold in Concentrate (lbs)	13,157,666	11,393,490	—	24,551,156	—

Total Copper
Cu Production (tonnes)	15,513	12,424	8,867	27,937	16,958
Cu Production (lbs)	34,201,305	27,389,948	19,548,441	61,591,253	37,385,971
Cu Sold in Concentrate (tonnes)	15,355	12,117	8,706	27,472	18,167
Cu Sold in Concentrate (lbs)	33,854,415	26,711,601	19,192,315	60,566,016	40,050,907

Gold (Xavantina Operations)
Ore Processed (tonnes)	37,829	33,228	40,446	71,057	78,280
Grade (g / tonne)	7.11	6.87	14.00	6.99	15.15
Au Production (oz)	7,743	6,638	16,555	14,381	34,789
Au Sold (oz)	8,276	5,834	17,621	14,110	34,474
Au C1 Cash Cost(1)	$1,115	$1,100	$428	$1,108	$411
Au AISC(1)	$2,234	$2,228	$842	$2,231	$819

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2)    Copper C1 cash cost including foreign exchange hedges was $2.06 in Q2 2025 (Q2 2024 - $2.16) and $2.19 in YTD 2025 (YTD 2024 - $2.22).

Ero Copper Corp. June 30, 2025 MD&A | Page 2

Financial Highlights
($ in millions, except per share amounts)

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Revenues	$163.5	$125.1	$117.1	$288.6	$222.9
Gross profit	67.3	55.5	43.3	122.8	74.5
EBITDA(1)	114.2	117.9	(36.2)	232.0	(18.4)
Adjusted EBITDA(1)	82.7	63.2	51.5	145.9	94.8
Cash flow from operations	90.3	65.4	14.7	155.7	31.9
Net income (loss)	71.0	80.6	(53.4)	151.7	(60.2)
Net income (loss) attributable to owners of the Company	70.5	80.2	(53.2)	150.8	(60.4)
- Per share (basic)	0.68	0.77	(0.52)	1.46	(0.59)
- Per share (diluted)	0.68	0.77	(0.52)	1.45	(0.59)
Adjusted net income attributable to owners of the Company(1)	48.1	35.8	18.6	84.0	35.4
- Per share (basic)	0.46	0.35	0.18	0.81	0.34
- Per share (diluted)	0.46	0.35	0.18	0.81	0.34
Cash, cash equivalents, and short-term investments	68.3	80.6	44.8	68.3	44.8
Working (deficit) capital(1)	(33.5)	10.2	(57.6)	(33.5)	(57.6)
Available liquidity(1)	113.3	115.6	169.8	113.3	169.8
Net debt(1)	559.1	561.8	482.0	559.1	482.0
(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Q2 2025 Highlights
Copper production increased significantly quarter-on-quarter, driven by the continued ramp-up of the Tucumã Operation and higher grades and mining rates at the Caraíba Operations. The Company declared commercial production at the Tucumã Operation effective July 1, 2025.

•Consolidated copper production grew to a record 15,513 tonnes in Q2 2025 on higher quarter-on-quarter production at both the Caraíba and Tucumã Operation.
◦The Caraíba Operations produced 9,162 tonnes of copper in concentrate at an average C1 cash cost(1) of $2.07 per pound during the quarter, representing approximately 25% quarter-on-quarter production growth and a 7% reduction in unit costs. Programs launched in H1 2025 to enhance operating efficiency and cost control drove higher sustained mining rates and strong margin performance during the quarter.
◦The Tucumã Operation produced 6,351 tonnes of copper in concentrate in Q2, an increase of 25% from Q1 2025, driven by continued commissioning and ramp-up.
•The Xavantina Operations produced 7,743 ounces of gold during the quarter at an average C1 cash cost(1) and AISC(1) of $1,115 and $2,234 per ounce, respectively. While gold production increased approximately 17% quarter-on-quarter, operating performance was impacted by the timing of transition to mechanized mining, which ramped-up during the quarter and is expected to enable significantly higher sustained mining rates in H2 2025.

Ero Copper Corp. June 30, 2025 MD&A | Page 3

•Quarterly financial performance benefited from record consolidated copper production, increased gold production and higher metal prices compared to Q1 2025.
◦Net income attributable to the owners of the Company for the quarter was $70.5 million ($0.68 per share on a diluted basis).
◦Adjusted net income attributable to the owners of the Company(1) for the quarter was $48.1 million ($0.46 per share on a diluted basis).
◦Adjusted EBITDA(1) was $82.7 million.
•At quarter-end, available liquidity(1) was $113.3 million, including $68.3 million in cash and cash equivalents and $45.0 million of undrawn availability under the Company's senior secured revolving credit facility ("Senior Credit Facility").
Reaffirming full-year guidance at Caraíba, and updating guidance ranges at Tucumã and Xavantina to reflect H1 2025 performance.
•At the Caraíba Operations, programs launched in H1 2025 to enhance operating efficiency and cost control are delivering strong margin performance compared to full-year guidance. These ongoing initiatives include (i) focusing the Pilar Mine's fleet on the upper levels of the mine to reduce haul distances, (ii) implementing new technologies aimed at enhancing both safety and productivity, and (iii) improving fleet and mine infrastructure maintenance initiatives to increase mobile equipment availability and reduce unplanned downtime. While these efforts are expected to result in full-year copper production at the lower end of the 37,500 to 42,500 tonne guidance range, C1 cash costs(1) are projected to fall within the lower half of the guidance range of $2.15 to $2.35 per pound. Sequential increases in mined and processed volumes are expected to contribute to higher copper production over the remainder of the year.
•At the Tucumã Operation, full-year copper production guidance has been updated to 30,000 to 37,500 tonnes at C1 cash costs(1) of $1.10 to $1.30 per pound of copper produced to reflect operating performance in H1 2025. Updated full-year guidance reflects a significant expected increase in production during H2 2025, consistent with original 2025 guidance.
•At the Xavantina Operations, full year production guidance has been updated to 40,000 to 50,000 ounces with C1 cash costs(1) of $850 to $1,000 per ounce of gold produced and AISC(1) of $1,800 to $2,000 per ounce of gold produced to reflect lower-than-planned production in H1 2025. Ongoing investments in mine modernization and mechanization are expected to drive a step-change in mining rates in H2 2025, resulting in higher projected production and lower unit costs that align with the long-term outlook for the operation.
•Full-year capital expenditure guidance remains unchanged at $230 to $270 million.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. June 30, 2025 MD&A | Page 4

Phase 1 Drill Program Successfully Completed at the Furnas Copper-Gold Project ("Furnas").
•During Q2 2025, the Company completed 18,000 meters of drilling at Furnas and successfully concluded the 28,000-meter Phase 1 drill program in July, approximately one quarter ahead of schedule. As announced on July 10, 2025, assay results have been received for approximately 10,000 meters of the program. These results continue to demonstrate strong continuity and extend the known limits of mineralization within the high-grade NW and SE Zones, which remain the focus of future underground mining operations.
•As of mid-July, eight drill rigs were active on site, supporting an average drilling rate of over 1,500 meters per week. Based on these drilling rates, the Company expects to complete the 17,000-meter Phase 2 drill program, which will include a greater focus on step-out drilling to further extend known mineralization, by year-end 2025.
•Geometallurgical and comminution circuit validation testwork continued during Q2 2025. This testwork, together with the complete Phase 1 assay results, will serve as the foundation for a preliminary economic assessment on Furnas, including an updated NI 43-101 mineral resource estimate, which the Company plans to publish in H1 2026.

Ero Copper Corp. June 30, 2025 MD&A | Page 5

REVIEW OF OPERATIONS
The Caraíba Operations

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Ore mined (tonnes)	792,764	696,239	897,161	1,489,003	1,685,493
Ore processed (tonnes)	791,946	692,901	957,692	1,484,847	1,811,063
Grade (% Cu)	1.27	1.18	1.03	1.23	1.05
Recovery (%)	91.1	90.2	90.2	90.7	89.2

Cu Production (tonnes)	9,162	7,357	8,867	16,519	16,958
Cu Production (lbs)	20,198,967	16,219,125	19,548,441	36,418,092	37,385,971

Concentrate grade (% Cu)	32.1	32.3	33.1	32.2	32.9
Concentrate sales (tonnes)	29,365	21,622	26,222	50,987	54,943
Cu Sold in concentrate (tonnes)	9,387	6,949	8,706	16,336	18,167
Cu Sold in concentrate (lbs)	20,696,749	15,318,111	19,192,315	36,014,860	40,050,907

Realized copper price(1)	$4.17	$4.06	$4.22	$4.12	$3.97
Copper C1 cash cost(1)	$2.07	$2.22	$2.16	$2.13	$2.23
Copper C1 cash cost including foreign exchange hedges(1)	$2.06	$2.36	$2.16	$2.19	$2.22
The Caraíba Operations produced 9,162 tonnes of copper in concentrate during the quarter at an average C1 cash cost(1) of $2.07 per pound of copper produced. Including the impact of allocated foreign exchange hedges, C1 cash costs(1) during the period were $2.06 per pound.

Programs launched in H1 2025 to enhance operating efficiency and cost control are delivering strong margin performance compared to full-year guidance. These ongoing initiatives include (i) focusing the Pilar Mine's fleet on the upper levels of the mine to reduce haul distances, (ii) implementing new technologies aimed at enhancing both safety and productivity, and (iii) improving fleet and mine infrastructure maintenance initiatives to increase mobile equipment availability and reduce unplanned downtime. At Surubim, scheduled pit sequencing led to higher mined tonnage, which is expected to continue in H2 2025.

Additional operating improvements achieved at the Caraíba Operations in Q2 2025 include:
•Increased development rates at the Pilar and Vermelhos Mines, supported by more effective fleet management, dispatch optimization, and higher equipment availability.
•Approximately 50% reduction in unplanned infrastructure downtime, due to successful optimization initiatives in water management, electrical systems, and ventilation.
•Record paste backfill rates achieved, supporting higher mining rates throughout the Pilar Mine.

Copper production from the Caraíba Operations is expected to be at the lower end of the 37,500 to 42,500 tonne guidance range in 2025, with production anticipated to increase sequentially through year-end on higher mined and processed volumes. C1 cash costs(1) are expected to be in the lower half of the guidance range of $2.15 to $2.35 per pound of copper produced.

Ero Copper Corp. June 30, 2025 MD&A | Page 6

The Tucumã Operation

	2025 - Q2	2025 - Q1	2025 - YTD
Ore mined (tonnes)	798,811	328,291	1,127,102
Ore processed (tonnes)	418,699	294,314	713,013
Grade (% Cu)	1.74	2.18	1.92
Recovery (%)	85.4	89.4	87.2

Cu Production (tonnes)	6,351	5,067	11,418
Cu Production (lbs)	14,002,338	11,170,823	25,173,161

Concentrate grade (% Cu)	30.1	30.3	30.2
Concentrate sales (tonnes)	19,468	16,279	35,747
Cu Sold in concentrate (tonnes)	5,968	5,168	11,136
Cu Sold in concentrate (lbs)	13,157,666	11,393,490	24,551,156

Realized copper price(1)	$4.04	$4.09	$4.06

The Tucumã Operation produced 6,351 tonnes of copper in concentrate during Q2 2025, representing a 25% increase compared to Q1 2025. Ramp-up progressed during the quarter, supported by the completion of repairs and commissioning of the third tailings filter in April and May. This allowed the operation to increase sustained throughput levels exceeding 75% of design capacity during the second half of June, resulting in a 42% quarter-on-quarter increase in ore tonnes processed. The Company declared commercial production at Tucumã, effective July 1, 2025

Full year copper production guidance has been updated to 30,000 to 37,500 tonnes to reflect lower than forecast tonnes processed in H1 2025. C1 cash costs(1) guidance has been updated to $1.10 to $1.30 per pound of copper produced. Production is expected to increase sequentially in H2 2025 on higher mill throughput volumes, consistent with original 2025 guidance.

Ero Copper Corp. June 30, 2025 MD&A | Page 7

The Xavantina Operations

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Ore mined (tonnes)	37,829	33,228	40,446	71,057	78,280
Ore processed (tonnes)	37,829	33,228	40,446	71,057	78,280
Head grade (grams per tonne Au)	7.11	6.87	14.00	6.99	15.15
Recovery (%)	88.7	90.8	91.0	89.6	91.3

Gold ounces produced (oz)	7,743	6,638	16,555	14,381	34,789
Silver ounces produced (oz)	4,412	3,996	9,896	8,408	20,105

Gold sold (oz)	8,276	5,834	17,621	14,110	34,474
Silver sold (oz)	5,089	3,761	10,468	8,850	19,554

Realized gold price(1)	$3,114	$2,705	$2,193	$2,945	$2,060
Gold C1 cash cost(1)	$1,115	$1,100	$428	$1,108	$411
Gold AISC(1)	$2,234	$2,228	$842	$2,231	$819

The Xavantina Operations produced 7,743 ounces of gold during the quarter at a C1 cash cost(1) of $1,115 and an AISC(1) of $2,234 per ounce. Higher tonnes processed and improved grades contributed to a quarter-on-quarter increase in gold production of approximately 17% even as operations were temporarily impacted by the transition to mechanized mining during the quarter.

Subsequent to quarter-end, the Xavantina Operations satisfied the requirements of Stage 1 of the precious metal purchase agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively, "Royal Gold"), entered into on March 28, 2025 (the "Original Xavantina Stream"). As a result, Stage 2 commenced in July 2025, under which Royal Gold will receive 25% of the gold produced at Xavantina in exchange for cash payments equal to 40% of the prevailing spot gold price, an increase from the 20% of the prevailing spot gold price applied in Stage 1.

Full year gold production guidance has been updated to 40,000 to 50,000 ounces with C1 cash costs(1) of $850 to $1,000 per ounce of gold produced and AISC(1) of $1,800 to $2,000 per ounce of gold produced to reflect lower-than-planned production in H1 2025. Ongoing investments in mine modernization and mechanization are expected to drive a step-change in mining rates in H2 2025, resulting in higher projected production and lower unit costs that align with the long-term outlook for the operation.

(1)    Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. June 30, 2025 MD&A | Page 8

2025 GUIDANCE
Consolidated copper production guidance for 2025 has been updated to 67,500 to 80,000 tonnes to reflect the slower-than-expected ramp up at the Tucumã Operation which achieved commercial production on July 1, 2025. Consolidated copper production is expected to increase sequentially in H2 2025 driven by higher mill throughput at the Tucumã Operation and higher mined and processed volumes at the Caraíba Operations, particularly at Pilar and Surubim.

At the Xavantina Operations, gold production guidance has been updated to 40,000 to 50,000 ounces to reflect lower-than-expected production in H1 2025. The Company expects investments in mine modernization and mechanization to support sequential increases in mined and processed volumes through the remainder of the year.

2025 Production and Cost Guidance

	Original Guidance	Current Guidance
Copper Production (tonnes)
Caraíba Operations	37,500 - 42,500	37,500 - 42,500
Tucumã Operation	37,500 - 42,500	30,000 - 37,500
Total Copper	75,000 - 85,000	67,500 - 80,000

Copper C1 Cash Cost(1) Guidance
Caraíba Operations	$2.15 - $2.35	$2.15 - $2.35
Tucumã Operation	$1.05 - $1.25	$1.10 - $1.30

The Xavantina Operations
Au Production (ounces)	50,000 - 60,000	40,000 - 50,000
Gold C1 Cash Cost(1) Guidance	$650 - $800	$850 - $1,000
Gold AISC(1) Guidance	$1,400 - $1,600	$1,800 - $2,000

Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. June 30, 2025 MD&A | Page 9

2025 Capital Expenditure Guidance

Capital expenditure guidance remains unchanged at a range of $230 to $270 million, excluding capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

Figures presented in the table below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270
Note:    Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.
(1)     Excludes capitalized ramp-up costs prior to the declaration of commercial production at the Tucumã Operation.

Ero Copper Corp. June 30, 2025 MD&A | Page 10

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q2 2025 and Q2 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended June 30,
	Notes	2025	2024

Revenue	1	$163,510	$117,090
Cost of sales	2	(96,224)	(73,798)
Gross profit		67,286	43,292
Expenses
General and administrative		(11,564)	(11,810)
Share-based compensation		(7,756)	(6,075)
Write-down of exploration and evaluation asset	3	—	(10,745)
Income before the undernoted		47,966	14,662
Finance income		1,130	1,361
Finance expense	4	(5,976)	(4,565)
Foreign exchange gain (loss)	5	38,640	(70,454)
Other income (expenses)		2,350	(2,670)
Income (loss) before income taxes		84,110	(61,666)
Income tax (expense) recovery
Current		(9,305)	(2,876)
Deferred		(3,777)	11,143
	6	(13,082)	8,267
Net income (loss) for the period		$71,028	$(53,399)

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	37,847	(74,958)
Comprehensive income (loss)		$108,875	$(128,357)

Net income (loss) per share attributable to owners of the Company
Basic		$0.68	$(0.52)
Diluted		$0.68	$(0.52)
Weighted average number of common shares outstanding
Basic		103,582,082	103,082,363
Diluted		103,905,561	103,082,363

Ero Copper Corp. June 30, 2025 MD&A | Page 11

Notes:

1.    Revenues from copper sales in Q2 2025 was $138.1 million (Q2 2024 - $78.9 million) on sale of 33.9 million lbs of copper (Q2 2024 - 19.2 million lbs). The increase in copper revenues was primarily attributed to $49.7 million of incremental revenue from the Tucumã Operations and higher quantity sold at Caraíba.

Revenues from gold sales in Q2 2025 was $25.5 million (Q2 2024 - $38.1 million) on sale of 8,276 ounces of gold (Q2 2024 - 17,621 ounces) at an average realized price of $3,114 per ounce (Q2 2024 - $2,193 per ounce). The decrease in gold revenues was primarily driven by lower production volumes due to reduced head grades, partially offset by a higher realized gold price.

2.    Cost of sales for Q2 2025 from copper sales was $81.7 million (Q2 2024 - $59.6 million) which primarily comprised of $19.4 million (Q2 2024 - $15.8 million) in depreciation and depletion, $17.0 million (Q2 2024 - $13.1 million) in salaries and benefits, $13.1 million (Q2 2024 - $9.6 million) in contracted services, $12.4 million (Q2 2024 - $7.7 million) in maintenance costs, $11.2 million (Q2 2024 - $10.1 million) in materials and consumables, $3.8 million (Q2 2024 - $1.9 million) in sales expenses, $3.5 million (Q2 2024 - $2.6 million) in utilities, and $1.1 million increase (Q2 2024 - $1.4 million decrease) in changes in inventories. The increase in cost of sales in Q2 2025 compared to Q2 2024 was primarily attributed to the incremental cost of sales of $13.7 million from the Tucumã Operations, which commenced operations in second half of 2024, as well as an 8% increase in copper tonnes sold at the Caraiba Operations.

Cost of sales for Q2 2025 from gold sales was $14.5 million (Q2 2024 - $14.2 million) which primarily comprised of $5.5 million (Q2 2024 - $6.0 million) in depreciation and depletion, $3.1 million (Q2 2024 - $2.5 million) in salaries and benefits, $2.2 million (Q2 2024 - $1.7 million) in contracted services, $1.9 million (Q2 2024 - $1.8 million) in materials and consumables, $0.9 million (Q2 2024 - $0.6 million) in maintenance costs, $0.6 million (Q2 2024 - $0.6 million) in utilities, and $0.1 million decrease (Q2 2024 - $0.3 million increase) in change in inventories. The increase in cost of sales as compared to Q2 2024 was relatively small, reflecting higher cost of processing due to lower grade ore mined and processed.

3.    In Q2 2024, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

4.    Finance expense for Q2 2025 was $6.0 million (Q2 2024 - $4.6 million) and was primarily comprised of other finance expense of $2.3 million (Q2 2024 - $2.9 million), accretion of deferred revenue of $2.1 million (Q2 2024 - $0.6 million), accretion of asset retirement obligations of $0.9 million (Q2 2024 - $0.6 million), and lease interest of $0.6 million (Q2 2024 - $0.5 million). $11.4 million (Q2 2024 - $9.1 million) in borrowing costs were capitalized to projects in progress. The increase in finance expense from Q2 2024 was primarily from the increase in accretion of deferred revenue driven by the extension of the Original Xavantina Stream at the end of Q1 2025.

5.    Foreign exchange gain for Q2 2025 was $38.6 million (Q2 2024 - $70.5 million loss). This amount is primarily comprised of $33.0 million (Q2 2024 - $54.9 million loss) in foreign exchange gain on USD denominated debt at MCSA for which the functional currency is the BRL, $6.6 million (Q2 2024 - $16.1 million loss) of unrealized foreign exchange gain on derivative contracts, and $0.2 million (Q2 2024 - $1.0 million loss) of realized foreign exchange gain on derivative contracts, partially offset by other foreign exchange losses of $1.2 million (Q2 2024 - $1.5 million gains). The unrealized foreign exchange gain on USD denominated debt and on derivative contracts was a result of a 5% strengthening of the BRL against the USD during the period.

6.    In Q2 2025, the Company recognized $13.1 million in income tax expense (Q2 2024 a recovery of $8.3 million). The increase in income tax expense was primarily a result of an increase in income before taxes as compared to loss before taxes in the same quarter of the prior year.

7.    The foreign currency translation gain is a result of a fluctuation of the BRL against the USD during Q2 2025, which strengthened from approximately 5.74 BRL per US dollar at the beginning of Q2 2025 to approximately 5.46 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. June 30, 2025 MD&A | Page 12

The following table provides a summary of the financial results of the Company for YTD 2025 and 2024. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Six months ended June 30,
	Notes	2025	2024

Revenue	1	$288,598	$222,883
Cost of sales	2	(165,790)	(148,414)
Gross profit		122,808	74,469
Expenses
General and administrative		(22,935)	(23,324)
Share-based compensation		(8,929)	(12,620)
Write-down of exploration and evaluation asset	3	—	(10,745)
Income before the undernoted		90,944	27,780
Finance income		1,968	2,829
Finance expense	4	(10,699)	(9,199)
Foreign exchange gain (loss)	5	97,040	(89,450)
Other income (expenses)		225	(2,309)
Income (loss) before income taxes		179,478	(70,349)
Income tax (expense) recovery
Current		(13,023)	(6,206)
Deferred		(14,800)	16,326
	6	(27,823)	10,120
Net income (loss) for the period		$151,655	$(60,229)

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	83,622	(99,638)
Comprehensive income (loss)		$235,277	$(159,867)

Net income (loss) per share attributable to owners of the Company
Basic		$1.46	$(0.59)
Diluted		$1.45	$(0.59)
Weighted average number of common shares outstanding
Basic		103,573,416	102,918,092
Diluted		103,902,012	102,918,092

Ero Copper Corp. June 30, 2025 MD&A | Page 13

Notes:

1.    Revenues from copper sales in YTD 2025 amounted to $247.6 million (YTD 2024 - $152.8 million), reflecting the sale of 60.6 million lbs of copper compared to 40.1 million lbs of copper for YTD 2024. The increase in revenues was primarily due to $95.9 million of incremental revenue from the Tucumã Operations, higher realized copper prices, partially offset by 10% lower copper sales at Caraíba resulting from lower tonnes mined and processed.

Revenues from gold sales in YTD 2025 was $41.0 million (YTD 2024 - $70.1 million), reflecting the sale of 14,110 ounces of gold at a realized price of $2,945 per ounce, compared to 34,474 ounces of gold sold at a realized price of $2,060 per ounce in YTD 2024. The decrease in revenues was driven by lower sales volume, partially offset by higher gold prices compared to YTD 2024.

2.    Cost of sales for YTD 2025 from copper sales was $141.2 million (YTD 2024 - $121.2 million) which primarily consisted of $34.1 million (YTD 2024 - $33.4 million) in depreciation and depletion, $33.0 million (YTD 2024 - $26.3 million) in salaries and benefits, $21.4 million (YTD 2024 - $18.8 million) in materials and consumables, $19.4 million (YTD 2024 - $16.1 million) in contracted services, $21.2 million (YTD 2024 - $14.4 million) in maintenance costs, $7.4 million (YTD 2024 - $3.7 million) in sales expenses, and $7.2 million (YTD 2024 - $5.7 million) in utilities. The increase in cost of sales was primarily attributed to the $21.5 million of incremental cost of sales from the Tucumã Operation, which commenced operations in the second half of 2024.

Cost of sales for YTD 2025 from gold sales was $24.6 million (YTD 2024- $27.2 million) which primarily comprised of $9.1 million (YTD 2024 - $11.3 million) in depreciation and depletion, $5.9 million (YTD 2024 - $5.1 million) in salaries and benefits, $4.1 million (YTD 2024 - $3.7 million) in contracted services, $3.4 million (YTD 2024 - $3.5 million) in materials and consumables, $1.6 million (YTD 2024 - $1.2 million) in maintenance costs, and $1.1 million (YTD 2024 - $1.2 million) in utilities. The decrease in cost of sales was mainly attributed to a decrease in gold sales, accompanied with lower depreciation and depletion.

3.    In YTD 2024, the Company recognized a write-down in exploration and evaluation assets of $10.7 million, primarily related to the termination of the Fides option agreement.

4.    Finance expense for YTD 2025 was $10.7 million (YTD 2024 - $9.2 million) and was primarily comprised of other finance expense of $5.1 million (YTD 2024 - $5.7 million) related to expected credit loss provision on a note receivable, accretion of deferred revenue of $2.7 million (YTD 2024 - $1.3 million), accretion of the asset retirement obligations of $1.7 million (YTD 2024 - $1.2 million), lease interest of $1.2 million (YTD 2024 - $0.9 million). During YTD 2025, $22.4 million (YTD 2024 - $16.5 million) in interest was capitalized to projects in progress. The increase in finance expense was primarily attributable to higher accretion of deferred revenue driven by the extension of the Original Xavantina Stream at the end of Q1 2025. Accretion of asset retirement obligations and lease interest expense were also higher subsequent to commencement of Tucumã Operations in the second half of 2024.

5.    Foreign exchange gain for YTD 2025 was $97.0 million (YTD 2024 - $89.5 million loss). This amount was primarily comprised of a foreign exchange gain of $78.1 million (YTD 2024 - $67.7 million loss) on USD denominated debt in MCSA, for which the functional currency is the BRL, and a foreign exchange gain on unrealized derivative contracts of $23.4 million (YTD 2024 - $25.4 million loss), partially offset by other foreign exchange losses of $2.5 million (YTD 2024 - $2.5 million gains) and a realized foreign exchange loss on derivative contracts of $2.0 million (YTD 2024 - $1.1 million gain). The fluctuation in foreign exchange gains/losses were primarily a result of increased volatility of the USD/BRL foreign exchange rates, where the BRL strengthened 13.4% against the USD during YTD 2025.

6.    In YTD 2025, the Company recognized an $27.8 million income tax expense (YTD 2024 - $10.1 million recovery), The change was primarily a result of a net income before income taxes in the current period compared with a net loss before income taxes in the comparative period.

7.    The foreign currency translation loss is a result of fluctuations of the BRL against the USD during YTD 2025, which strengthened from approximately 6.19 BRL per US dollar at the beginning of 2025 to approximately 5.46 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. June 30, 2025 MD&A | Page 14

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Jun. 30,(1)	Mar. 31,(2)	Dec. 31,(3)	Sep. 30,(4)	Jun. 30,(5)	Mar. 31,(6)	Dec. 31,(7)	Sep. 30,(8)
	2025	2025	2024	2024	2024	2024	2023	2023
Revenue	$163.5	$125.1	$122.5	$124.8	$117.1	$105.8	$116.4	$105.2
Cost of sales	$(96.2)	$(69.6)	$(70.2)	$(71.1)	$(73.8)	$(74.6)	$(74.6)	$(69.7)
Gross profit	$67.3	$55.5	$52.4	$53.7	$43.3	$31.2	$41.9	$35.5
Net income (loss) for period	$71.0	$80.6	$(48.9)	$41.4	$(53.4)	$(6.8)	$37.1	$2.8
Income (loss) per share attributable to owners of the Company
- Basic	$0.68	$0.77	$(0.47)	$0.40	$(0.52)	$(0.07)	$0.37	$0.03
- Diluted	$0.68	$0.77	$(0.47)	$0.39	$(0.52)	$(0.07)	$0.37	$0.03
Weighted average number of common shares outstanding
- Basic	103,582,082	103,564,654	103,345,064	103,239,881	103,082,363	102,769,444	98,099,791	93,311,434
- Diluted	103,905,561	103,904,737	103,345,064	103,973,827	103,082,363	102,769,444	98,482,755	94,009,268

Notes:

1.During Q2 2025, the Company recognized net income of $71.0 million compared to net income of $80.6 million in the preceding quarter. The decrease in net income was primarily attributable to a lower foreign exchange gain of $38.6 million in the current quarter compared to $58.4 million in the preceding quarter, partially offset by a higher gross profit of $67.4 million in the current quarter compared to $55.5 million in the preceding quarter.

2.During Q1 2025, the Company recognized net income of $80.6 million compared to net loss of $48.9 million in the preceding quarter. The increase in net income was primarily attributable to foreign exchange gains of $58.4 million compared to foreign exchange losses of $92.8 million in the preceding quarter, partially offset by an income tax expense of $14.7 million compared to an income tax recovery of $5.9 million in the preceding quarter.

3.During Q4 2024, the Company recognized net loss of $48.9 million compared to net income of $41.4 million in the preceding quarter. The decrease in net income was primarily attributable to foreign exchange losses of $92.8 million compared to foreign exchange gains of $17.2 million in the preceding quarter, partially offset by income tax recovery of $5.9 million compared to income tax expense of $8.3 million in the preceding quarter.

4.During Q3 2024, the Company recognized net income of $41.4 million compared to net loss of $53.4 million in the preceding quarter. The increase in net income was primarily attributable to higher revenues, as well as foreign exchange gains of $17.2 million compared to foreign exchange losses of $70.5 million in the preceding quarter, as well as a $10.7 million write-down in exploration and evaluation assets recognized in the preceding quarter.

5.During Q2 2024, the Company recognized net loss of $53.4 million compared to net loss of $6.8 million in the preceding quarter. The increase in loss was primarily attributable to foreign exchange losses of $70.5 million compared to $19.0 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods. In addition, during the quarter, the Company terminated the Fides option agreement, resulting in a write-down in exploration and evaluation assets of $10.7 million.

Ero Copper Corp. June 30, 2025 MD&A | Page 15

6.During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

7.During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

8.During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2025, the Company had cash and cash equivalents of $68.3 million and available liquidity of $113.3 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $17.9 million from December 31, 2024. The Company’s cash flows from operating, investing, and financing activities for the six months ended June 30, 2025, are summarized as follows:

•Cash from operating activities of $155.7 million, primarily consists of:
◦$145.9 million of adjusted EBITDA (see Non-IFRS Measures); and
◦$50.0 million of advance from Xavantina Gold Stream;
net of:
◦$32.3 million of net change in non-cash working capital items;
◦$5.7 million of amortization of non-cash deferred revenues;
◦$2.0 million of derivative contract settlements; and
◦$0.5 million of income taxes paid.

Partially offset by:

•Cash used in investing activities of $129.5 million, including:
◦$122.5 million of additions to mineral property, plant and equipment; and
◦$8.3 million of additions to exploration and evaluation assets;
net of:

Ero Copper Corp. June 30, 2025 MD&A | Page 16

◦$1.3 million in proceeds from interest received.
•Cash used in financing activities of $10.6 million, primarily consists of:
◦$55.3 million of new loans and borrowings; and
◦$0.5 million of proceeds from exercise of stock options;
net of:
◦$31.6 million of principal repayments on loans and borrowings;
◦$21.4 million of interest paid on loans and borrowings; and
◦$8.5 million of lease payments.

As at June 30, 2025, the Company had working capital deficit of $33.5 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, and other initiatives, for the foreseeable future.

At June 30, 2025, the Company had available liquidity of $113.3 million, including $68.3 million in cash and cash equivalents and $45.0 million of undrawn availability under its Senior Credit Facility.

In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rate and commitment fee on the Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25%, and 0.45% to 0.96%, respectively. Additionally, the total leverage ratio was replaced with net leverage ratio for purposes of determining financial covenants and interest rates.

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Operation, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility is being repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Each monthly delivery's value is being determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $2.1 million, the excess value will be repaid to the Company. The copper to be delivered by the Company will be in the form of LME Copper Warrants.

Ero Copper Corp. June 30, 2025 MD&A | Page 17

In March 2025, the Company exercised its option to increase the size of the non-priced copper prepayment facility by an additional $25.0 million. The Company is obligated to repay the $25.0 million additional facility over 21 equal monthly installments, beginning in April 2025, through the delivery of a minimum of 161 tonnes of copper each month. The copper to be delivered by the Company will be in the form of LME Copper Warrants. Each monthly delivery's value will be determined based on prevailing market copper prices at the time of delivery. Should the value of any delivery exceed the amount of the monthly installment payment of $1.3 million, the excess value will be repaid to the Company.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, including MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

On March 28, 2025, the Company extended the terms of the Original Xavantina Stream with Royal Gold to expand the area of influence from which production is subjected to the arrangement to include additional tenements acquired by the Company since the Original Xavantina Stream was completed, and extend the gold delivery threshold milestone from 93,000 ounces of gold to 160,000 ounces of gold, before decreasing to 10% of gold produced over the remaining life of the mine. In exchange, the Company received additional upfront cash consideration of $50.0 million. The delivery of additional ounces under the amended stream is expected to commence in 2028.

Contractual Obligations and Commitments

The Company has precious metals purchase agreements with a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2025 and December 31, 2024:

Ero Copper Corp. June 30, 2025 MD&A | Page 18

	June 30, 2025	December 31, 2024
Cash and cash equivalents	68,303	$50,402
Accounts receivable	12,732	18,399
Derivatives	4,886	—
Note receivable	12,761	12,009
Deposits and other assets	5,809	4,961
	$104,491	$85,771

The Company invests cash and cash equivalents with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection. As a preferred supplier to PMA, the Company had a note receivable arrangement with PMA, which was excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable arrangement, repayment was structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At June 30, 2025, PMA continued to be in default of the agreement and the gross amount of accounts and note receivable from PMA was $24.0 million (December 31, 2024 - $20.7 million). Accordingly, the note receivable is considered credit impaired, and the Company recorded a credit loss provision and present value discount of $15.0 million (December 31, 2024 - $13.1 million). The carrying value of the PMA note receivable at June 30, 2025 was $8.9 million (December 31, 2024 - $7.6 million.), of which $4.8 million (December 31, 2024 - $3.9 million) was included in other current assets.

In the three and six months ended June 30, 2025, the Company recognized credit loss provisions of $0.2 million and $0.2 million (provision of $2.6 million and $4.5 million for the three and six months ended June 30, 2024) through its profit or loss.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on June 30, 2025:

Ero Copper Corp. June 30, 2025 MD&A | Page 19

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$627,376	$800,316	$87,895	$98,174	$614,247	$—
Accounts payable and accrued liabilities	110,243	111,210	111,210	—	—	—
Other non-current liabilities	10,289	21,903	—	20,851	666	386
Leases	25,873	28,480	18,348	9,877	224	30
Total	$773,781	$961,909	$217,453	$128,902	$615,137	$416

As at June 30, 2025, the Company has capital commitments, which is net of advances to suppliers, of $58.1 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has a derivative financial asset for foreign exchange collar contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at June 30, 2025 relates to $66.8 million (December 31, 2024 – $60.0 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at June 30, 2025 on $580.2 million of intercompany loan balances (December 31, 2024 - $513.6 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at June 30, 2025 by 10% and 20%, would have decreased (increased) pre-tax net loss by $64.7 million and $129.3 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at June 30, 2025 is summarized as follows:

Purpose	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Operational costs	$240.0 million	USD/BRL	5.53	6.52	July 2025 - June 2026
Total	$240.0 million	USD/BRL	5.53	6.52	July 2025 - June 2026

Ero Copper Corp. June 30, 2025 MD&A | Page 20

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $4.9 million (December 31, 2024 - liability of $17.9 million).The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange derivatives was a gain of $6.6 million and a gain of $23.4 million for the three and six months ended June 30, 2025, respectively (a loss of $16.1 million and $25.4 million for the three and six months ended June 30, 2024, respectively), and have been recognized in foreign exchange gain (loss).

In addition, during the three and six months ended June 30, 2025, the Company recognized a realized gain of $0.2 million and a loss of $2.0 million, respectively (realized loss of $1.0 million and gain of $1.1 million for the three and six months ended June 30, 2024 respectively), related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at June 30, 2025, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At June 30, 2025, the Company had copper collar contracts on 3,000 tonnes of copper per month from July 2025 to September 2025. These copper derivative contracts establish an average floor price of $4.00 per pound of copper and an average cap price of 4.68 per pound. As of June 30, 2025, the fair value of these contracts was a net liability of $0.7 million (December 31, 2024 - nil). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

At June 30, 2025, the Company also had gold collar contracts on 2,500 ounces of gold per month from July 2025 to December 2025. These gold derivative contracts establish an average floor price of $2,200 per ounce of gold and an average cap price of $3,425 per ounce. As of June 30, 2025, the fair value of these contracts was a net liability of $0.9 million (December 31, 2024 - liability of $0.1 million). The fair value of gold collar contracts was determined based on option pricing models, forward gold price, and information provided by counter party.

During the three and six months ended June 30, 2025, the Company recognized an unrealized gain of $0.6 million and an unrealized loss of $1.5 million (unrealized loss of $0.4 million and unrealized loss of $0.4 million for the three and six months ended June 30, 2024), respectively, in relation to its commodity derivatives in other income or loss.

Ero Copper Corp. June 30, 2025 MD&A | Page 21

During the three and six months ended June 30, 2025, the Company did not recognize any realized impact, in relation to its commodity derivatives in other income or loss ($1.8 million and $1.8 million realized loss for three and six months ended June 30, 2024).

At June 30, 2025, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at June 30, 2025, a 10% change in the price of copper would have changed pre-tax net income (loss) $5.0 million.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at June 30, 2025, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of July 31, 2025, the Company had 103,601,437 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2024 and condensed consolidated interim financial statements for the three and six months ended June 30, 2025. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries, assessment of the probability of cash outflow related to legal claims and contingent liabilities, and commencement of commercial production. Certain of the Company's accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties, provision for mine closure and reclamation costs, income tax including tax uncertainties, expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource information. Changes in mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the timing of mine closure and reclamation costs. The Company determines its mineral reserves and resources based on information compiled by competent

Ero Copper Corp. June 30, 2025 MD&A | Page 22

individuals. Information regarding mineral reserves and resources is used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in the determination of mineral reserves, and assumptions that are valid at the time of determination may change significantly when new information becomes available. Changes in the methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

Ero Copper Corp. June 30, 2025 MD&A | Page 23

CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2025 - Q2	2025 - Q1	2025 - YTD
Caraíba Operations
Growth	$17,560	$11,149	$28,709
Sustaining	27,135	21,436	48,571
Exploration	3,325	2,434	5,759
Deposit on Projects	(30)	(615)	(645)
Total, Caraíba Operations	$47,990	$34,404	$82,394

Tucumã Project
Growth	326	1,160	1,486
Sustaining	3,087	1,597	4,684
Capitalized ramp-up costs	14,016	12,005	26,021
Exploration	346	904	1,250
Deposit on Projects	324	(214)	110
Total, Tucumã Project	$18,099	$15,452	$33,551

Xavantina Operations
Sustaining	4,421	3,904	8,325
Exploration	1,221	845	2,066
Deposit on Projects	120	69	189
Total, Xavantina Operations	$5,762	$4,818	$10,580

Corporate and Other
Growth	456	293	749
Sustaining	5	—	5
Exploration	4,764	2,642	7,406
Deposit on Projects	8	(8)	—
Total, Corporate and Other	$5,233	$2,927	$8,160

Consolidated
Growth	18,342	12,602	30,944
Sustaining	34,648	26,937	61,585
Capitalized ramp-up costs	14,016	12,005	26,021
Exploration	9,656	6,825	16,481
Deposit on Projects	422	(768)	(346)
Total, Consolidated Capital Expenditures	$77,084	$57,601	$134,685

Ero Copper Corp. June 30, 2025 MD&A | Page 24

	2025 - Q2	2025 - Q1	2025 - YTD
Total, Consolidated Capital Expenditures	$77,084	$57,601	$134,685
Add (less):
Additions to exploration and evaluation assets	(5,189)	(3,109)	(8,298)
Additions to right-of-use assets	6,781	7,175	13,956
Capitalized depreciation	114	94	208
Total, additions per Mineral Properties, Plant and Equipment note	$78,790	$61,761	$140,551

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges

Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer.

Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates.

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

Ero Copper Corp. June 30, 2025 MD&A | Page 25

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Cost of production	$46,890	$35,719	$41,945	$82,609	$84,172
Add (less):
Transportation costs & other	1,792	1,322	1,283	3,114	2,535
Treatment, refining, and other	2,340	2,410	4,058	4,750	9,228
By-product credits	(6,205)	(4,699)	(3,431)	(10,904)	(5,871)
Incentive payments	(1,457)	(1,289)	(1,174)	(2,746)	(2,373)
Net change in inventory	(1,611)	2,659	(468)	1,048	(4,361)
Foreign exchange translation and other	16	(147)	21	(131)	14
C1 cash costs(1)	41,765	35,975	42,234	77,740	83,344
Loss (gain) on foreign exchange hedges	(217)	2,216	46	1,999	(230)
C1 cash costs including foreign exchange hedges	$41,548	$38,191	$42,280	$79,739	$83,114

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Costs
Mining	$31,442	$25,796	$27,881	$57,238	$53,137
Processing	6,549	6,352	7,927	12,901	15,104
Indirect	7,639	6,116	5,799	13,755	11,746
Production costs	45,630	38,264	41,607	83,894	79,987
By-product credits	(6,205)	(4,699)	(3,431)	(10,904)	(5,871)
Treatment, refining and other	2,340	2,410	4,058	4,750	9,228
C1 cash costs(1)	41,765	35,975	42,234	77,740	83,344
Loss (gain) on foreign exchange hedges	(217)	$2,216	$46	1,999	(230)
C1 cash costs including foreign exchange hedges	$41,548	$38,191	$42,280	$79,739	$83,114

(1)     Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of June 30, 2025.

Ero Copper Corp. June 30, 2025 MD&A | Page 26

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Costs per pound
Total copper produced (lbs, 000)	20,199	16,219	19,548	36,418	37,386

Mining	$1.56	$1.59	$1.42	$1.57	$1.42
Processing	$0.32	$0.39	$0.41	$0.35	$0.41
Indirect	$0.38	$0.38	$0.30	$0.38	$0.31
By-product credits	$(0.31)	$(0.29)	$(0.18)	$(0.30)	$(0.16)
Treatment, refining and other	$0.12	$0.15	$0.21	$0.13	$0.25
Copper C1 cash costs(1)	$2.07	$2.22	$2.16	$2.13	$2.23
Loss (gain) on foreign exchange hedges	$(0.01)	$0.14	$—	$0.06	$(0.01)
Copper C1 cash costs including foreign exchange hedges	$2.06	$2.36	$2.16	$2.19	$2.22

(1) Copper C1 cash costs for 2025 and 2024 do not include Tucumã Operation's results, as commercial production has not been achieved as of June 30, 2025.

Realized Copper Price

Realized copper price is a non-IFRS ratio which is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on realized copper sales in each reporting period.

The following tables provide a calculation of realized copper price and a reconciliation to copper segment.

The Caraíba Operations

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Copper revenue(1)	$88,404	$63,270	$78,943	$151,674	$152,799
less: by-product credits	(6,205)	(4,699)	(3,431)	(10,904)	(5,871)
Net copper revenue	82,199	58,571	75,512	140,770	146,928
add: treatment, refining and other	2,340	2,410	4,058	4,750	9,228
add: royalty taxes	1,695	1,136	1,428	2,831	2,787
Gross copper revenue	86,234	62,117	80,998	148,351	158,943
Total copper sold in concentrate (lbs, 000)	20,697	15,318	19,192	36,015	40,051
Realized copper price	$4.17	$4.06	$4.22	$4.12	$3.97
(1) Copper revenue includes provisional price and volume adjustments

Ero Copper Corp. June 30, 2025 MD&A | Page 27

The Tucumã Operation

Reconciliation:	2025 - Q2	2025 - Q1	2025 - YTD
Copper revenue(1)	$49,656	$46,232	$95,888
less: by-product credits	—	(553)	(553)
Net copper revenue	49,656	45,679	95,335
add: treatment, refining and other	2,494	79	2,573
add: royalty taxes	1,005	856	1,861
Gross copper revenue	53,155	46,614	99,769
Total copper sold in concentrate (lbs, 000)	13,158	11,393	24,551
Realized copper price	$4.04	$4.09	$4.06
(1) Copper revenue includes provisional price and volume adjustments

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Ero Copper Corp. June 30, 2025 MD&A | Page 28

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Cost of production	$8,761	$6,225	$7,580	$14,986	$14,835
Add (less):
Incentive payments	(209)	(269)	(226)	(478)	(669)
Net change in inventory	63	1,339	(322)	1,402	(58)
By-product credits	(159)	(111)	(259)	(270)	(448)
Smelting and refining	42	35	97	77	187
Foreign exchange translation and other	133	82	215	215	447
C1 cash costs	$8,631	$7,301	$7,085	$15,932	$14,294
Site general and administrative	1,264	1,077	1,350	2,341	2,703
Accretion of mine closure and rehabilitation provision	145	141	88	286	180
Sustaining capital expenditure	4,435	3,909	2,653	8,344	5,907
Sustaining lease payments	2,313	2,021	1,908	4,334	4,030
Royalties and production taxes	511	338	862	849	1,372
AISC	$17,299	$14,787	$13,946	$32,086	$28,486

	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Costs
Mining	$4,552	$3,760	$3,705	$8,312	$7,525
Processing	2,472	2,206	2,277	4,678	4,536
Indirect	1,724	1,411	1,265	3,135	2,494
Production costs	8,748	7,377	7,247	16,125	14,555
Smelting and refining costs	42	35	97	77	187
By-product credits	(159)	(111)	(259)	(270)	(448)
C1 cash costs	$8,631	$7,301	$7,085	$15,932	$14,294
Site general and administrative	1,264	1,077	1,350	2,341	2,703
Accretion of mine closure and rehabilitation provision	145	141	88	286	180
Sustaining capital expenditure	4,435	3,909	2,653	8,344	5,907
Sustaining leases	2,313	2,021	1,908	4,334	4,030
Royalties and production taxes	511	338	862	849	1,372
AISC	$17,299	$14,787	$13,946	$32,086	$28,486

Ero Copper Corp. June 30, 2025 MD&A | Page 29

Costs per ounce
Total gold produced (ounces)	7,743	6,638	16,555	14,381	34,789

Mining	$588	$566	$224	$578	$216
Processing	$319	$332	$138	$325	$130
Indirect	$223	$213	$76	$218	$72
Smelting and refining	$5	$5	$6	$5	$5
By-product credits	$(20)	$(16)	$(16)	$(18)	$(12)
Gold C1 cash cost	$1,115	$1,100	$428	$1,108	$411
Gold AISC	$2,234	$2,228	$842	$2,231	$819

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Xavantina revenue	$25,450	$15,586	$38,147	$41,036	$70,084
less: by-product credits	(159)	(111)	(259)	(270)	(448)
Gold revenue, net	$25,291	$15,475	$37,888	$40,766	$69,636
add: smelting, refining, and other charges	479	304	761	783	1,366

Gold revenue, gross	$25,770	$15,779	$38,649	$41,549	$71,002
Spot (cash)	$21,132	$12,754	$31,775	$33,886	$56,304
Stream (cash)	$1,231	$779	$1,789	$2,010	$3,690
Stream (amortization of deferred revenue)(1)	$3,407	$2,246	$5,085	$5,653	$11,008

Total gold ounces sold	8,276	5,834	17,621	14,110	34,474
Spot	6,394	4,467	13,785	10,861	26,083
Stream	1,882	1,367	3,836	3,249	8,391

Realized gold price (per ounce)	$3,114	$2,705	$2,193	$2,945	$2,060
Spot	$3,305	$2,855	$2,305	$3,120	$2,159
Stream (cash + amortization of deferred revenue)(1)	$2,464	$2,213	$1,792	$2,359	$1,752
Cash (spot cash + stream cash)	$2,702	$2,320	$1,905	$2,544	$1,740
(1) Amortization of deferred revenue during the three and six months ended June 30, 2025 was net of nil and $0.5 million (three and six months ended June 30, 2024 - $0.2 million and nil, respectively) related to change in estimate attributed to advances received and change in life-of-mine production estimates.

Ero Copper Corp. June 30, 2025 MD&A | Page 30

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Net Income (Loss)	$71,028	$80,627	$(53,399)	$151,655	$(60,229)
Adjustments:
Finance expense	5,976	4,723	4,565	10,699	9,199
Finance income	(1,130)	(838)	(1,361)	(1,968)	(2,829)
Income tax expense (recovery)	13,082	14,741	(8,267)	27,823	(10,120)
Amortization and depreciation	25,215	18,620	22,294	43,835	45,590
EBITDA	$114,171	$117,873	$(36,168)	$232,044	$(18,389)
Foreign exchange (gain) loss	(38,640)	(58,400)	70,454	(97,040)	89,450
Share based compensation	7,756	1,173	6,075	8,929	12,620
Unrealized (gain) loss on commodity derivatives	(636)	2,102	436	1,466	372
Write-down of exploration and evaluation asset	—	—	10,745	—	10,745
Xavantina Gold Stream transaction fees	—	458	—	458	—
Adjusted EBITDA	$82,651	$63,206	$51,542	$145,857	$94,798

(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional

Ero Copper Corp. June 30, 2025 MD&A | Page 31

measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2025 - Q2	2025 - Q1	2024 - Q2	2025 - YTD	2024 - YTD
Net income (loss) as reported attributable to the owners of the Company	$70,548	$80,227	$(53,247)	$150,775	$(60,388)
Adjustments:
Share based compensation	7,756	1,173	6,075	8,929	12,620
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(28,204)	(39,628)	48,517	(67,832)	59,774
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(6,606)	(16,739)	16,006	(23,345)	25,310
Unrealized (gain) loss on commodity derivatives	(633)	2,079	434	1,446	370
Write-down of exploration and evaluation asset	—	—	10,745	—	10,745
Xavantina Gold Stream transaction fees	—	458	—	458	—
Tax effect on the above adjustments	5,281	8,279	(9,904)	13,560	(13,032)
Adjusted net income attributable to owners of the Company	$48,142	$35,849	$18,626	$83,991	$35,399

Weighted average number of common shares
Basic	103,582,082	103,564,654	103,082,363	103,573,416	102,918,092
Diluted	103,905,561	103,904,737	103,961,615	103,902,012	103,704,730

Adjusted EPS
Basic	$0.46	$0.35	$0.18	$0.81	$0.34
Diluted	$0.46	$0.35	$0.18	$0.81	$0.34
(1)    Change in rehabilitation and closure provision relates to revisions to rehabilitation and closure plans and cost estimates at the Company’s historic mining operations that have entered the closure phase, and for which there are no substantive future economic value. Such costs are reflected within other expenses on the Company's Consolidated Statements of Operations and Comprehensive (Loss) Income.

Ero Copper Corp. June 30, 2025 MD&A | Page 32

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2025	March 31, 2025	December 31, 2024	June 30, 2024
Current portion of loans and borrowings	$58,076	$52,479	$45,893	$39,889
Long-term portion of loans and borrowings	569,300	589,860	556,296	486,919
Less:
Cash and cash equivalents	(68,303)	(80,573)	(50,402)	(44,773)
Net debt (cash)	$559,073	$561,766	$551,787	$482,035

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	June 30, 2025	March 31, 2025	December 31, 2024	June 30, 2024
Current assets	$178,524	$232,292	$141,790	$124,554
Less: Current liabilities	(212,010)	(222,048)	(211,706)	(182,143)
Working (deficit) capital	$(33,486)	$10,244	$(69,916)	$(57,589)

Cash and cash equivalents	68,303	80,573	50,402	44,773
Available undrawn revolving credit facilities(1)	45,000	35,000	15,000	100,000
Available undrawn prepayment facilities(2)	—	—	25,000	25,000
Available liquidity	$113,303	$115,573	$90,402	$169,773

(1)    In January 2025, the Company amended its Senior Credit Facility to increase the limit from $150.0 million to $200.0 million and extended the maturity from December 2026 to December 2028.
(2) In March 2025, the Company exercised its option to increase the size of its copper prepayment facility from $50.0 million to $75.0 million.

Ero Copper Corp. June 30, 2025 MD&A | Page 33

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three and six months ended June 30, 2025.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Scott C. Elfen, P.E. (each of Ausenco Engineering Canada Inc.), Erin L. Patterson, P.E. (formerly employed by its affiliate Ausenco Engineering USA South Inc. and together with Ausenco Engineering Canada Inc., referred to as “Ausenco”), Carlos

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Guzmán, FAusIMM RM CMC of NCL, and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., who is no longer employed by Ausenco, was a "qualified person" of the Company within the meanings of NI 43-101 on the date of the report. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E., Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC is “independent” of the Company within the meanings of NI 43-101 or, in the case of Erin L. Patterson, P.E., was "independent" of the Company on the date of the report. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Operation, including the Company’s planned exploration, development, construction and production activities; the Company's plans for the Furnas Project; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Operation; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; expected concentrate treatment and refining charges; gold

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by-product credits and USD to BRL exchange rate; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Operation being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

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Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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